Impel NeuroPharma, Inc.

201 Elliott Avenue West, Suite 260

Seattle, WA 98119

September 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius
Re:	Impel NeuroPharma, Inc. Registration Statement on Form S-1 (File No. 333-259363) originally filed September 7, 2021

Requested Date: September 9, 2021

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Impel NeuroPharma, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Amanda L. Rose or Alan C. Smith, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553, or, in her absence, Mr. Smith at (206) 389-4530.

* * *

Sincerely,

IMPEL NEUROPHARMA, INC.

By:	/s/ John Leaman
John Leaman
Chief Financial Officer

cc:	Adrian Adams, President and Chief Executive Officer

John Leaman, M.D., Chief Financial Officer

Impel NeuroPharma, Inc.

Alan Smith, Esq.

Amanda L. Rose, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]